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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to
Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/10   **AND ENDING**   12/31/10

                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GURUN INVESTMENT ADVISORS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4925 GREENVILLE AVENUE, SUITE 1102
(No and Street)

DALLAS,   TEXAS   75206-4026
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN J. GURUN   214-691-4451
                                                                (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT Whose opinion is contained in this Report*

HENDRICKS, GRAVES AND ASSOCIATES, LLP
(Name - if individual state last, first, middle name)

14001 GOLDMARK DRIVE, SUITE 115,   DALLAS, TEXAS   75240-4253
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY



11018664

•   * Claim for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

JD
3/14

OATH OR AFFIRMATION

I, _____ JOHN J. GURUN , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of GURUN INVESTMENT ADVISORS, INC. as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) neither the company nor any partner, proprietor, principal officer or director has proprietary interest in any account solely as that of a customer, except as follows:

_____

_____

_____

Signature

PRESIDENT
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Change in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

** For conditions of confidential treatment of certain portions of this filing, see section 140.17a-5(e)(3).

GURUN INVESTMENT ADVISORS, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2010

CONTENTS

INDEPENDENT AUDITORS' REPORT 1

STATEMENT OF FINANCIAL CONDITION 2

STATEMENT OF OPERATIONS 3

STATEMENT OF CASH FLOWS 4

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY. 5

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED 6

NOTES TO FINANCIAL STATEMENTS 7

INDEPENDENT AUDITORS' REPORT OF SUPPLEMENTARY
  INFORMATION REQUIRED BY RULE 17a-5 OF THE
  SECURITIES AND EXCHANGE COMMISSION 9

SUPPLEMENTAL INFORMATION:

  COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
    THE SECURITIES AND EXCHANGE COMMISSION . . . . . . SCHEDULE I 10

  COMPUTATION FOR DETERMINATION OF RESERVE
    REQUIREMENTS UNDER RULE 15c3-3 OF THE
    SECURITIES AND EXCHANGE COMMISSION . . . . SCHEDULE II 12

  REPORT PURSUANT TO RULE 17a-5(d) 13

Hendricks, Graves and Associates, LLP
Certified Public Accountants

Suite 115, 14001 Goldmark Drive
Dallas, Texas 75240-4253

972-234-3333
Facsimile 972-234-3331
gravesdon@sbcglobal.net

INDEPENDENT AUDITORS' REPORT

DIRECTORS
GURUN INVESTMENT ADVISORS, INC.
DALLAS, TEXAS

We have audited the accompanying statement of financial condition of **GURUN INVESTMENT ADVISORS, INC.** as of December 31, 2010, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **GURUN INVESTMENT ADVISORS, INC.** as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Hendricks, Graves and Associates, LLP

February 15, 2011

GURUN INVESTMENT ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash	$ 4,029	
Deposit with clearing organization	9,472	
Receivable from Broker-Dealer	88,764	
Total assets		$ 102,265

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts payable	$ 88,764	
Federal income tax payable	52	
Total liabilities		$ 88,816

STOCKHOLDERS' EQUITY:

Common stock, 1,000 shares of $.10 par value authorized and 1,000 shares issued and outstanding	$ 100	
Additional capital	7,900	
Retained earnings	5,449	
Total stockholders' equity		13,449
Total liabilities and stockholders' equity		$ 102,265

The accompanying notes are an integral part of the financial statements.

GURUN INVESTMENT ADVISORS, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2010

REVENUES:

Investment advisory fees	$ 355,144	
Commissions	44,130	
Interest income	5,561	
Other	4,166	
Total revenues		$ 409,001

COSTS AND EXPENSES:

Salaries and payroll taxes	272,125	
Clearance costs	22,461	
Other	114,070	
Total costs and expenses		408,656

NET INCOME BEFORE PROVISION FOR INCOME TAXES	345
PROVISION FOR FEDERAL INCOME TAX	52
NET INCOME	$ 293

GURUN INVESTMENT ADVISORS, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2010

OPERATING ACTIVITIES

Net income	$	293
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Increase in receivable from Broker-Dealer	(	6,319)
Increase in accounts payable		5,985
Increase in federal income tax payable		52
Net cash provided by operating activities	$	11
Cash at December 31, 2009		4,018
Cash at December 31, 2010	$	4,029

SUPPLEMENTAL INFORMATION:

Income tax paid	$	-0-

The accompanying notes are an integral part of the financial statements.

GURUN INVESTMENT ADVISORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2010

	COMMON STOCK	ADDITIONAL CAPITAL	RETAINED EARNINGS	TOTAL
Balances at December 31, 2009	$ 100	$ 7,900	$ 5,156	$ 13,156
Net loss			293	293
Balances at December 31, 2010	$ 100	$ 7,900	$ 5,449	$ 13,449

The accompanying notes are an integral part of the financial statements.

GURUN INVESTMENT ADVISORS, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2010

Balance at December 31, 2009	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2010	$	-0-

The accompanying notes are an integral part of the financial statements.

- 6-

GURUN INVESTMENT ADVISORS, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2010

A. COMPANY:

GURUN INVESTMENT ADVISORS, INC., was incorporated in Texas in January 1991 and began operations in January 1995. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and operates as a broker-dealer in securities. All customers' securities, funds and accounts are processed and carried by a correspondent broker-dealer.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. **Customers' Securities and Commodities** - Transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities and commodities transactions of the Company are recorded on a trade date basis.

2. **Cash** - The Company considers all short-term investments with an original maturity of three months or less to be cash.

3. **Use of Estimates** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

4. **Income Taxes** - Income taxes are provided based on the tax effects of transactions reported in the financial statements and consist of taxes currently due.

C. FAIR VALUE MEASUREMENT:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

(Continued)

C. FAIR VALUES MEASUREMENT (CONT'D):

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level one inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level two inputs are inputs (other than quoted prices included within level one) that are observable for the asset or liability, either directly or indirectly.

Level three inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The carrying amounts of assets in the balance sheet approximate fair value using level one inputs.

D. LEASING ARRANGEMENTS:

For the year ended December 31, 2010, rental payments on an operating lease for an office facility totaled $25,189. At December 31, 2010, minimum annual rental commitments on the lease were:

Year Ending December 31, 2011	$ 23,853
2012	23,853
2013	17,889
	$ 65,595

E. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $13,368 that was $7,444 in excess of its required net capital of $5,924. The Company's net capital ratio was 6.5 to 1.

Hendricks, Graves and Associates, LLP
Certified Public Accountants

Suite 115, 14001 Goldmark Drive
Dallas, Texas 75240-4253

972-234-3333
Facsimile 972-234-3331
gravesdon@sbcglobal.net

INDEPENDENT AUDITORS' REPORT OF SUPPLEMENTARY INFORMATION

REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

DIRECTORS
GURUN INVESTMENT ADVISORS, INC.
DALLAS, TEXAS

We have audited the accompanying financial statements of **GURUN INVESTMENT ADVISORS, INC.** as of and for the year ended December 31, 2010, and have issued our report thereon dated February 15, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hendricks, Graves and Associates

Hendricks, Graves and Associates, LLP

February 15, 2011

GURUN INVESTMENT ADVISORS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

(See Independent Auditors' Report On Supplementary Information.)

COMPUTATION OF NET CAPITAL:

Total stockholders' equity qualified for net capital	$ 13,449
Add: Other deductions or allowable credits	- 0 -
Total capital and allowable subordinated liabilities	13,449
Deductions and/or charges: Non-allowable assets	- 0 -
Net capital before haircuts on securities positions	13,449
Haircuts on Money Market Fund (computed, where applicable, pursuant to rule 15c3-1(f))	81
Net Capital	$ 13,368

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	$ 88,816

GURUN INVESTMENT ADVISORS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

DECEMBER 31, 2010

(See Independent Auditors' Report On Supplementary Information.)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 5,924
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,924
Net capital in excess of required minimum	$ 7,444
Excess net capital at 1000%	$ 4,486
Ratio of aggregate indebtedness to net capital	6.5 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION:

Net capital, as reported in Company's Part II (Unaudited) Focus report	$ 13,368
Audit adjustment	-0-
Net capital	$ 13,368

GURUN INVESTMENT ADVISORS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

(See Independent Auditors' Report On Supplementary Information.)

EXEMPTIVE PROVISIONS:

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

GURUN INVESTMENT ADVISORS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2010

Hendricks, Graves and Associates, LLP
Certified Public Accountants

Suite 115, 14001 Goldmark Drive
Dallas, Texas 75240-4253

972-234-3333
Facsimile 972-234-3331
gravesdon@sbcglobal.net

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

STRUCTURE REQUIRED BY SEC RULE 17a-5

DIRECTORS
GURUN INVESTMENT ADVISORS, INC.
DALLAS, TEXAS

In planning and performing our audit of the financial statements and supplemental schedules of **GURUN INVESTMENT ADVISORS, INC.** for the year ended December 31, 2010, we considered its internal control, including control procedures for safe-guarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we had made a study of the practice and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Members American Institute and Texas Society
of Certified Public Accountants

**INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
STRUCTURE REQUIRED BY SEC RULE 17a-5**

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specific parties.

Hendricks, Graves and Associates

Hendricks, Graves and Associates, LLP

February 15, 2011

GURUN INVESTMENT ADVISORS, INC.

DALLAS, TEXAS

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2010

HENDRICKS, GRAVES AND ASSOCIATES, LLP
CERTIFIED PUBLIC ACCOUNTANTS
DALLAS, TEXAS